UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 3

FORESCOUT TECHNOLOGIES, INC.

(Name of Subject Company)

FORESCOUT TECHNOLOGIES, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

34553D101

(CUSIP Number of Class of Securities)

Darren Milliken
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer
Forescout Technologies, Inc.
190 West Tasman Drive
San Jose, CA 95134
(866) 377-8771

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Steven E. Bochner
Douglas K. Schnell
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

EXPLANATORY NOTE

This Amendment No. 3 (which we refer to as this “Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (which we refer to as the “SEC”) on July 20, 2020, by Forescout Technologies, Inc., a Delaware corporation (which we refer to as “Forescout”). We refer to the Schedule 14D-9, together with the exhibits thereto and as it may be amended or supplemented from time to time, as the “Schedule 14D-9.” The Schedule 14D-9 relates to the tender offer (which we refer to as the “Offer”) by Ferrari Group Holdings, L.P., a Delaware limited partnership (which we refer to as “Parent”), and by Ferrari Merger Sub, Inc., a Delaware corporation and an indirect wholly owned subsidiary of Parent (which we refer to as “Purchaser”), to purchase any and all of the outstanding shares of Forescout’s common stock, par value $0.001 per share. The tender offer is disclosed in the Tender Offer Statement on Schedule TO, as amended or supplemented from time to time, filed by Parent and Purchaser with the SEC on July 20, 2020, and is made upon the terms and subject to the conditions set forth in the related Offer to Purchase (which we refer to, as it may be amended or supplemented from time to time, as the “Offer to Purchase”) and the related Letter of Transmittal (which we refer to, as it may be amended or supplemented from time to time, as the “Letter of Transmittal”) The Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule 14D-9, respectively. Unless the context otherwise indicates, we use the terms “us,” “we” and “our” to refer to Forescout.

Capitalized terms used but not otherwise defined in this Amendment No. 3 have the meanings given to them in the Schedule 14D-9. The information in the Schedule 14D-9 is incorporated by reference into this Amendment No. 3, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 3.

Item 8. Additional Information

Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following at the end of Item 8:

Completion of the Offer

The Offer and any withdrawal rights expired at the end of the day, one minute after 11:59 p.m., Eastern Time, on August 14, 2020 (the “Expiration Date”) and was not extended. Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), advised Parent and Purchaser that, as of the Expiration Date, an aggregate of 40,108,573 Shares (not including 3,756,803 Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received” (as defined by Section 251(h)(6) of the General Corporation Law of the State of Delaware (the “DGCL”)) by the Depositary in the Offer) had been validly tendered and not validly withdrawn pursuant to the Offer. These tendered Shares represent approximately 80.6 percent of the aggregate number of Shares then outstanding. Because all conditions to the Offer were satisfied or waived as of the Expiration Date, Purchaser accepted for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer, and, in accordance with the terms of the Offer, payment for such Shares will be promptly made to the Depositary, which will then transmit such payments to tendering Forescout stockholders whose Shares have been accepted for payment.

The full text of the press release issued on August 17, 2020, announcing the expiration and results of the Offer is filed as Exhibit (a)(5)(G) to this Schedule 14D-9 and is incorporated by reference.

Item 9. Exhibits

Item 9 of the Schedule 14D-9 is amended and supplemented by adding the following exhibit:

(a)(5)(G)                                                 Joint Press Release issued by Forescout Technologies, Inc. and Advent International Corporation on August 17, 2020 (incorporated by reference to Exhibit (a)(1)(I) to the Schedule TO).

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FORESCOUT TECHNOLOGIES, INC.

Date: August 17, 2020	By:	/s/ Darren J. Milliken
Darren J. Milliken
Senior Vice President, General Counsel, Corporate Secretary and Chief Compliance Officer

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